 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Sicilian, Michael J. (Last) (First) (Middle) 100 Clearbrook Road (Street) Elmsford, NY 10523 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol MIM Corporation MIMS
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President of Sales
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.0001 par value					20200 (1)	D

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Sicilian, Michael J. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (Right to Buy)	$11.0500	09/16/2002		A	(A) 15000	09/16/2003 (2) | 09/16/2013	Common Stock, $.0001 par value - 15000		15000	D
Employee Stock Option (Right to Buy)	$6.1400					07/02/2002 (2) | 07/02/2011	Common Stock, $.0001 par value - 100000		100000	D
Employee Stock Option (Right to Buy)	$10.6300					06/04/2003 (2) | 06/04/2012	Common Stock, $.0001 par value - 25000		25000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Michael J. Sicilian 01-27-2003 ** Signature of Reporting Person Date Page 2

Sicilian, Michael J. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for MIM Corporation MIMS

Form 5 - December 2002

Michael J. Sicilian
100 Clearbrook Road

Elmsford, NY 10523
Explanation of responses:

(1)   Includes 15,000 restricted shares of Common Stock issued to Mr. Sicilian on July 2, 2001. Such shares are subject to restrictions on transfer and encumbrance through prior to the scheduled vesting date and are automatically forfeited to the Company upon the termination of Mr. Sicilian's employment with the Company prior to prior to the scheduled vesting date. The restrictions to which the restricted shares are subject may lapse prior to prior to the scheduled vesting date upon the achievement by the Company of certain specified levels of earnings per share in future fiscal years prior to the scheduled vesting date.
(2)   Vests and becomes exercisable in three equal annual installments commencing on the first anniversary of the date of grant.

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